

Mail Stop 4631

April 5, 2018

<u>Via E-mail</u>
Mr. Mike Riccio, Sr.
VP & Chief Financial Officer
La-Z-Boy Incorporated
One La-Z-Boy Drive
Monroe, MI 48162-5138

>   **Re: La-Z-Boy Incorporated**
>   **Form 10-K for the year ended April 29, 2017**
>   **Filed June 20, 2017**
>   **File No. 1-9656**

Dear Mr. Riccio:

We have reviewed your March 22, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2018 letter.

Form 10-K for the fiscal year ended April 29, 2017

Consolidated Financial Statements

Note 1: Accounting Policies, page 52

Indefinite-Lived Intangible Assets and Goodwill, page 53

1.   We have read your response to prior comment one. Please address the following:
   - More fully explain to us the material terms of the Retailer Agreements, including your determination that they have no specific expiration date. For example, explain whether the contracts are perpetual, or whether they have renewal options, either at your option or the Independent Retailer's option, that extend their life.

- Tell us whether the Retailer Agreements have termination clauses and what acts allow for termination. Address these rights for both you and the Independent Retailer.

Note 16: Segment Information, page 69

2.   We note your response to comment two addresses the level of information regularly reviewed by your CODM. As indicated in ASC 350-20-35-34, a reporting unit is determined by the level of discrete financial information that is available and regularly reviewed by segment management, as that term is defined in ASC 280-10-50-7. Please tell us whether your CODM is the manager for each geographic region in your Retail segment or whether each region has a manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for each region. Please more fully explain to us the specific facts and circumstances that changed such that you separately evaluated the three reporting units in your Retail segment at April 29, 2017 but determined it was appropriate to aggregate these three reporting units into a single reporting unit during the third quarter of fiscal 2018. Also, based on your response to comment three, please demonstrate to us how you determined it is appropriate to aggregate the three operating segments included in your Upholstery reportable segment.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3609 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction